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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                    June 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  Press Release, dated June 16, 2008

    Material Change Report, dated June 16, 2008

1.  Press Release, dated June 19, 2008

    Material Change Report, dated June 19, 2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (4-2007)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

      June 16, 2008

Preliminary San Antonio Resource Estimate Totals 1.45 Million Inferred Gold Ounces

Pediment Exploration Ltd. (PEZ.V, PEZFF.BB, P5E.F) has received a preliminary mineral resource estimation for its 100% owned San Antonio gold project in Baja California Sur, Mexico.  This study was completed by the firm of Derry, Michener, Booth & Wahl Consultants Ltd. (DMBW) under the supervision of Ian Thompson, P.Eng., and the resource estimate conducted under sub-contract to DMBW by David Laudrum, P.Geo. of Ashloo Consulting.  This mineral resource estimate is compliant with the requirements of National Instrument policy 43-101.  A report dealing with it and other aspects of the project will be filed once it is completed.

This initial estimate is based upon available results from testing completed prior to the end of 2007 and that fall within modeled parameters used in the study.  Results from testing done since then, and any pertinent results from earlier testing that are currently outside the modeled parameters, will be incorporated in follow-up studies using an expanded base of results to better qualify the mineral resource.  A total of more than 130 reverse circulation (RC) drill holes have been completed by Pediment to date, of which 75 were available for this study.  An additional total of 36 core drill holes, including those on reconnaissance targets, have been completed by Pediment, and 17 of these were available for this study.

Los Planes Deposit Mineral Resource Estimate(1)(2)(3)

Los Planes Deposit - Mineral Resource Estimate
CUT-OF GRADE	ROCK GROUP(4)	TONNES	GRADE	GOLD OUNCES
g/t Au		Millions	g/t Au	Millions
0.3 g/t Au	Oxidized	11.30	1.12	0.41
	Sulphide	20.97	1.35	0.91
	Total	32.27	1.27	1.32
0.4 g/t Au	Oxidized	10.54	1.18	0.40
	Sulphide	20.04	1.40	0.90
	Total	30.58	1.32	1.30
0.7 g/t Au	Oxidized	7.31	1.45	0.34
	Sulphide	14.86	1.69	0.81
	Total	22.17	1.61	1.15
1.0 g/t Au	Oxidized	4.67	1.80	0.27
	Sulphide	10.33	2.07	0.69
	Total	14.99	1.99	0.96

(1)

It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

(2)

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(3)

Numbers may not add up, due to rounding.

(4)

‘Oxidized’ refers here to rock affected by oxidation including weak-moderate-strong intensities.

For Los Planes this study incorporates results defining only two sub-parallel zones constituting the main portion of the deposit.  A total of five (5) RC drill holes completed by Echo Bay Mines in 1997, three (3) shallow core holes completed by Pediment in 2006, and 64 RC drill holes completed by Pediment in 2007 were used to generate the current resource estimate.  Based on methodology described below, DMBW has used a 0.4 g/t cut-off grade to estimate an Inferred Mineral Resource for the Los Planes deposit of 30.58 million tonnes at an average grade of 1.32 g/t Au, for 1.30 million contained gold ounces.

Las Colinas Deposit Mineral Resource Estimate(1)(2)(3)

Las Colinas Deposit - Mineral Resource Estimate
CUT-OF GRADE	ROCK GROUP(4)	TONNES	GRADE	CONTAINED GOLD
g/t Au		Millions	g/t Au	Millions of Oz
0.3 g/t Au	Oxidized	0.38	0.90	0.011
	Sulphide	5.39	0.81	0.141
	Total	5.77	0.82	0.152
0.4 g/t Au	Oxidized	0.37	0.92	0.011
	Sulphide	5.25	0.83	0.139
	Total	5.62	0.83	0.150
0.7 g/t Au	Oxidized	0.27	1.03	0.009
	Sulphide	3.46	0.96	0.107
	Total	3.73	0.97	0.116
1.0 g/t Au	Oxidized	0.13	1.24	0.005
	Sulphide	1.13	1.18	0.043
	Total	1.26	1.19	0.048

(1)

It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

(2)

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(3)

Numbers may not add up, due to rounding.

(4)

‘Oxidized’ refers here to rock affected by oxidation including weak-moderate-strong intensities.

For the Colinas resource estimate this study incorporates results from a total of 14 RC drill holes completed by Echo Bay Minerals in 1996-97 and five (5) core holes completed by Pediment in 2007.  The estimate does not include results from surface trenches completed by either Echo Bay or Pediment, nor a small portion of the Echo Bay estimate (approximately 15%) contained by a third party concession, nor an extension of the resource to depth incorporated in a historic resource estimate for Colinas made public in 1998.   DMBW has used a 0.4 g/t cut-off grade to estimate an Inferred Mineral Resource for the Las Colinas deposit of 5.62 million tonnes at an average grade of 0.83 g/t Au, for 150,000 contained gold ounces.

Pediment recently completed a series of shallow core holes to test the oxidized near surface portion of Colinas to better define the oxide portion of the resource, which currently is poorly constrained.

The mineral resource estimates were generated in Gemcom software by using data from the drill holes to generate “polylines” on east-west oriented cross sections spaced 25 metres apart, and the polylines then linked to generate a series of 3D solids (“wireframes”) of the mineralized domains.  The boundaries of the zones were modeled using composite assay grades of >0.3 g/t gold and with reference to structural deformation logged in the drill holes, plus the logged base of the overburden.  The selected samples were composited to regular 2 metre intervals.  Measured average specific gravities of 2.6 for oxidized material and of 2.7 for sulphide material were used.  Assays of >30 g/t were capped at 30 g/t gold.  The methodology and conclusions of the study will be further outlined in the report being prepared by DMBW.

Pediment is currently awaiting the results for preliminary metallurgical testing from nine (9) composite samples of RC material that have been sent to SGS Mineral Services in Durango Mexico.  These results will be followed up by metallurgical sampling using a core drill rig.  In addition to completing sufficient testing to better qualify the Los Planes and Las Colinas resources in order to generate a Preliminary Economic Assessment of the project, the company is continuing its program of reconnaissance exploration and targeting along the San Antonio Gold trend that is still largely untested within Pediment’s holdings.

Mel Herdrick, the company’s VP Exploration, states “The work to date has been very successful in establishing this preliminary resource estimate within a year of our discovery testing.  We look forward to both expansion potential in our current testing, and to further testing along the balance of the trend.

Future drilling, in addition to both expanding and refining the known mineralized bodies, will test other target areas identified by the latest IP survey.  The company expects to release additional drill results from the project soon.”

Mel Herdrick, a Qualified Person as defined NI 43-101, has reviewed and approved this release.

Pediment Exploration is a precious metals exploration and development company working in western Mexico on two key projects, La Colorada in Sonora and The San Antonio Gold Project in Baja California Sur, as well as reconnaissance programs.  The company is well capitalized with more than $20 Million in the bank and no debt.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On behalf of the board

Gary Freeman

President & CEO

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding the preliminary resource estimate. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the

Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

June 16, 2008

Item 3

News Release

The news release was disseminated on June 16, 2008 by way of Stockwatch.

Item 4

Summary of Material Change

The Company reports on the preliminary San Antonio Resource Estimate totaling 1.45 Million Inferred Gold Ounces.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company has received a preliminary mineral resource estimation for its 100% owned San Antonio gold project in Baja California Sur, Mexico.  This study was completed by the firm of Derry, Michener, Booth & Wahl Consultants Ltd. (DMBW) under the supervision of Ian Thompson, P.Eng., and the resource estimate conducted under sub-contract to DMBW by David Laudrum, P.Geo. of Ashloo Consulting.  This mineral resource estimate is compliant with the requirements of National Instrument policy 43-101.  A report dealing with it and other aspects of the project will be filed once it is completed.

This initial estimate is based upon available results from testing completed prior to the end of 2007 and that fall within modeled parameters used in the study.  Results from testing done since then, and any pertinent results from earlier testing that are currently outside the modeled parameters, will be incorporated in follow-up studies using an expanded base of results to better qualify the mineral resource.  A total of more than 130 reverse circulation (RC) drill holes have been completed by Pediment to date, of which 75 were available for this study.  An additional total of 36 core drill holes, including those on reconnaissance targets, have been completed by Pediment, and 17 of these were available for this study.

Los Planes Deposit Mineral Resource Estimate(1)(2)(3)

Los Planes Deposit - Mineral Resource Estimate
CUT-OF GRADE	ROCK GROUP(4)	TONNES	GRADE	GOLD OUNCES
g/t Au		Millions	g/t Au	Millions
0.3 g/t Au	Oxidized	11.30	1.12	0.41
	Sulphide	20.97	1.35	0.91
	Total	32.27	1.27	1.32
0.4 g/t Au	Oxidized	10.54	1.18	0.40
	Sulphide	20.04	1.40	0.90
	Total	30.58	1.32	1.30
0.7 g/t Au	Oxidized	7.31	1.45	0.34
	Sulphide	14.86	1.69	0.81
	Total	22.17	1.61	1.15
1.0 g/t Au	Oxidized	4.67	1.80	0.27
	Sulphide	10.33	2.07	0.69
	Total	14.99	1.99	0.96

(1)

It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

(2)

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(3)

Numbers may not add up, due to rounding.

(4)

‘Oxidized’ refers here to rock affected by oxidation including weak-moderate-strong intensities.

For Los Planes this study incorporates results defining only two sub-parallel zones constituting the main portion of the deposit.  A total of five (5) RC drill holes completed by Echo Bay Mines in 1997, three (3) shallow core holes completed by Pediment in 2006, and 64 RC drill holes completed by Pediment in 2007 were used to generate the current resource estimate.  Based on methodology described below, DMBW has used a 0.4 g/t cut-off grade to estimate an Inferred Mineral Resource for the Los Planes deposit of 30.58 million tonnes at an average grade of 1.32 g/t Au, for 1.30 million contained gold ounces.

Las Colinas Deposit Mineral Resource Estimate(1)(2)(3)

Las Colinas Deposit - Mineral Resource Estimate
CUT-OF GRADE	ROCK GROUP(4)	TONNES	GRADE	CONTAINED GOLD
g/t Au		Millions	g/t Au	Millions of Oz
0.3 g/t Au	Oxidized	0.38	0.90	0.011
	Sulphide	5.39	0.81	0.141
	Total	5.77	0.82	0.152
0.4 g/t Au	Oxidized	0.37	0.92	0.011
	Sulphide	5.25	0.83	0.139
	Total	5.62	0.83	0.150
0.7 g/t Au	Oxidized	0.27	1.03	0.009
	Sulphide	3.46	0.96	0.107
	Total	3.73	0.97	0.116
1.0 g/t Au	Oxidized	0.13	1.24	0.005
	Sulphide	1.13	1.18	0.043
	Total	1.26	1.19	0.048

(1)

It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

(2)

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(3)

Numbers may not add up, due to rounding.

(4)

‘Oxidized’ refers here to rock affected by oxidation including weak-moderate-strong intensities.

For the Colinas resource estimate this study incorporates results from a total of 14 RC drill holes completed by Echo Bay Minerals in 1996-97 and five (5) core holes completed by Pediment in 2007.  The estimate does not include results from surface trenches completed by either Echo Bay or Pediment, nor a small portion of the Echo Bay estimate (approximately 15%) contained by a third party concession, nor an extension of the resource to depth incorporated in a historic resource estimate for Colinas made public in 1998.   DMBW has used a 0.4 g/t cut-off grade to estimate an Inferred Mineral Resource for the Las Colinas deposit of 5.62 million tonnes at an average grade of 0.83 g/t Au, for 150,000 contained gold ounces.

Pediment recently completed a series of shallow core holes to test the oxidized near surface portion of Colinas to better define the oxide portion of the resource, which currently is poorly constrained.

The mineral resource estimates were generated in Gemcom software by using data from the drill holes to generate “polylines” on east-west oriented cross sections spaced 25 metres apart, and the polylines then linked to generate a series of 3D solids (“wireframes”) of the mineralized domains.  The boundaries of the zones were modeled using composite assay grades of >0.3 g/t gold and with reference to structural deformation logged in the drill holes, plus the logged base of the overburden.  The selected samples were composited to regular 2 metre intervals.  Measured average specific gravities of 2.6 for oxidized material and of 2.7 for sulphide material were used.  Assays of >30 g/t were capped at 30 g/t gold.  The methodology and conclusions of the study will be further outlined in the report being prepared by DMBW.

Pediment is currently awaiting the results for preliminary metallurgical testing from nine (9) composite samples of RC material that have been sent to SGS Mineral Services in Durango Mexico.  These results will be followed up by metallurgical sampling using a core drill rig.  In addition to completing sufficient testing to better qualify the Los Planes and Las Colinas resources in order to generate a Preliminary Economic Assessment of the project, the company is continuing its program of reconnaissance exploration and targeting along the San Antonio Gold trend that is still largely untested within Pediment’s holdings.

Mel Herdrick, the company’s VP Exploration, states “The work to date has been very successful in establishing this preliminary resource estimate within a year of our discovery testing.  We look forward to both expansion potential in our current testing, and to further testing along the balance of the trend.  Future drilling, in addition to both expanding and refining the known mineralized bodies, will test other target areas identified by the latest IP survey.  The company expects to release additional drill results from the project soon.”

Mel Herdrick, a Qualified Person as defined NI 43-101, has reviewed and approved this release.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding the preliminary resource estimate. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

June 17, 2008

                                                                       June 19, 2008

Los Planes Returns 13.7 m of 16.3 g/t Gold, and 22.9 m of 8.5 g/t Gold in New Drill Holes

Pediment Exploration Ltd. (PEZ.V, PEZFF.BB, P5E.F) is pleased to report in-fill testing has expanded one of the Los Planes deposit’s higher grade areas of mineralization in the core portion of the deposit.  Testing on the southern and south-eastern flanks of the deposit has also generated good results for both shallow oxide and deeper sulphide based mineralization.

In the central core of the deposit, testing around drill hole PLRC-20 (33.5 m of 3.3 g/t and 85.3 m of 1.4 g/t gold, see release dated October 3rd, 2007) has returned additional higher grade intersections.  Drill hole PLRC-103, collared about 50 metres west of PLRC-20 has returned 47.2 m of 4.86 g/t gold, including 22.9 m of 8.54 g/t gold in mixed material, and PLRC-105 collared approximately 20 metres south of PLRC-20 has returned 76.2 m of 3.58 g/t, including 13.7 m of 16.28 g/t gold in sulphide material.

New results from the southern end of the deposit indicate thick sections of good grade material, with up to 96 metres of 1.61 g/t gold in mixed material from RC-98.  Broad sections of good grade have also been intercepted further south, with 35 metres of 0.67 g/t in oxide material followed by 19.8 of 1.24 g/t gold in mixed material in PLRC-94, indicating Los Planes deposit remains open to extension in this direction.

Los Planes Deposit, Central Core Area

Hole PLRC	Northing	Easting	Oriented	From metres	To metres	Length metres	Grade g/t Au	Notes
*20	2,639,791.40	598,650.04	vertical	20.4	54.0	33.5	3.29	Oxide zone
			includes	32.6	38.7	6.1	15.14	Oxide zone
			and	61.6	79.9	18.3	1.119	Oxide zone
			and	87.5	172.8	85.3	1.371	Mixed

103	2,639,790.47	598,598.04	vertical	28.4	31.4	3.1	0.71	Oxide
			and	37.5	46.2	9.1	0.83	Oxide
			and	54.3	63.4	9.1	0.52	Oxide
			and	71.0	118.3	47.2	4.86	Mixed
			includes	74.1	96.9	22.9	8.54
			and	122.8	150.3	27.4	0.66	Sulphide
			and	156.4	196.0	39.6	2.20	Sulphide
			includes	164.0	165.5	1.5	8.75
			includes	176.2	177.7	1.5	7.09

104	2,639,845.63	598,694.81	vertical	33.8	47.6	13.7	0.89	Oxide
	5 oxide zones aggregate 35 metres of 0.7 g/t gold from 33.8 to 99.4 m
			and	113.1	129.8	16.8	3.46	Sulphide

105	2,639,772.00	598,650.83	vertical	12.8	28.0	15.2	0.87	Oxide
			and	37.2	46.3	9.1	0.70	Oxide
			and	61.6	81.4	19.8	0.81	Oxide
			and	95.1	171.3	76.2	3.58	Sulphide
			includes	153.0	166.7	13.7	16.28

106	2,639,772.65	598,676.14	vertical	18.9	34.1	15.2	1.07	Oxide
			and	44.8	64.6	19.8	0.68	Oxide
			and	75.3	127.1	51.8	1.25	Mixed
			includes	119.5	124.1	4.6	4.57	Sulphide

*previously reported RC-20 is included for reference.

“From”, “To” and “Length” figures may not reduce to 0 due to rounding.

Los Planes, Southern Deposit Area, highlights

Hole # PLRC	Northing	Easting	Oriented	From metres	To metres	Length metres	Grade g/t Au	Notes
94	2,639,400.34	598,651.10	-60[o] East	19.9	54.0	35.1	0.67	Oxide
			and	61.6	81.4	19.8	1.24	Mixed
			includes	73.7	75.3	1.5	5.37	Sulphide

97	2,639,617.92	598,673.67	-78[o] East	26.7	110.5	83.8	1.25	Mixed
			includes	40.4	41.9	1.5	4.36	Oxide
			Includes	58.7	60.2	1.5	5.26	Mixed

98	2,639,617.85	598,671.71	vertical	36.9	132.9	96.0	1.61	Mixed
			includes	36.9	38.4	1.5	3.58	Oxide
			includes	87.2	111.6	24.4	3.05	Sulphide

“From”, “To” and “Length” figures may not reduce to 0 due to rounding.

Lengths reported are drill intercept lengths.  True widths are unknown at this time.

In addition to the above noted, results have been received for PLRC- 93, 95, 96 and 99 from the southern area.  All of these drill holes contain at least one intersection of 10 to 18 metres averaging between 0.63 and 0.94 g/t gold in oxidized mineralization that will be included in future resource calculations.  More detailed results for these holes will be posted to the Company’s web site, http://www.pedimentexploration.com/s/Home.asp.

Sampling
Each 1.5 metre-long section of material from the reverse circulation drill was collected and split on site, with one-half retained at the project and the balance shipped to the ALS Chemex preparatory facility in Hermosillo, Sonora Mexico. The ALS Chemex lab weighs received material, and a part is ground to a pulp fraction and shipped to the Vancouver, B.C. laboratory facility. Analyses are performed for gold by fire assay with AA finish, with over limit (+10 g/t gold) re-assayed by fire assay with a gravimetric finish.

Mel Herdrick, VP Exploration and a Director of the Company, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this release.

Pediment Exploration is a precious metals exploration and development company working in western Mexico on two key projects, La Colorada in Sonora and The San Antonio Gold Project in Baja California Sur, as well reconnaissance programs.  The Company is well capitalized with more than $20 Million in the bank and no debt.

For additional information please contact Gary Freeman or Michael Rapsch 604-682-4418.

On behalf of the board

Gary Freeman

President & CEO

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding the results of in-fill testing at Los Planes. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the

Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

June 19, 2008

Item 3

News Release

The news release was disseminated on June 19, 2008 by way of Stockwatch and Marketwire.

Item 4

Summary of Material Change

The Company reports on in-fill testing results at Los Planes.

Item 5

Full Description of Material Change

Full Description of Material Change

The Company reports in-fill testing has expanded one of the Los Planes deposit’s higher grade areas of mineralization in the core portion of the deposit.  Testing on the southern and south-eastern flanks of the deposit has also generated good results for both shallow oxide and deeper sulphide based mineralization.

In the central core of the deposit, testing around drill hole PLRC-20 (33.5 m of 3.3 g/t and 85.3 m of 1.4 g/t gold, see release dated October 3rd, 2007) has returned additional higher grade intersections.  Drill hole PLRC-103, collared about 50 metres west of PLRC-20 has returned 47.2 m of 4.86 g/t gold, including 22.9 m of 8.54 g/t gold in mixed material, and PLRC-105 collared approximately 20 metres south of PLRC-20 has returned 76.2 m of 3.58 g/t, including 13.7 m of 16.28 g/t gold in sulphide material.

New results from the southern end of the deposit indicate thick sections of good grade material, with up to 96 metres of 1.61 g/t gold in mixed material from RC-98.  Broad sections of good grade have also been intercepted further south, with 35 metres of 0.67 g/t in oxide material followed by 19.8 of 1.24 g/t gold in mixed material in PLRC-94, indicating Los Planes deposit remains open to extension in this direction.

Los Planes Deposit, Central Core Area

Hole PLRC	Northing	Easting	Oriented	From metres	To metres	Length metres	Grade g/t Au	Notes
*20	2,639,791.40	598,650.04	vertical	20.4	54.0	33.5	3.29	Oxide zone
			includes	32.6	38.7	6.1	15.14	Oxide zone
			and	61.6	79.9	18.3	1.119	Oxide zone
			and	87.5	172.8	85.3	1.371	Mixed

103	2,639,790.47	598,598.04	vertical	28.4	31.4	3.1	0.71	Oxide
			and	37.5	46.2	9.1	0.83	Oxide
			and	54.3	63.4	9.1	0.52	Oxide
			and	71.0	118.3	47.2	4.86	Mixed
			includes	74.1	96.9	22.9	8.54
			and	122.8	150.3	27.4	0.66	Sulphide
			and	156.4	196.0	39.6	2.20	Sulphide
			includes	164.0	165.5	1.5	8.75
			includes	176.2	177.7	1.5	7.09

104	2,639,845.63	598,694.81	vertical	33.8	47.6	13.7	0.89	Oxide
	5 oxide zones aggregate 35 metres of 0.7 g/t gold from 33.8 to 99.4 m
			and	113.1	129.8	16.8	3.46	Sulphide

105	2,639,772.00	598,650.83	vertical	12.8	28.0	15.2	0.87	Oxide
			and	37.2	46.3	9.1	0.70	Oxide
			and	61.6	81.4	19.8	0.81	Oxide
			and	95.1	171.3	76.2	3.58	Sulphide
			includes	153.0	166.7	13.7	16.28

106	2,639,772.65	598,676.14	vertical	18.9	34.1	15.2	1.07	Oxide
			and	44.8	64.6	19.8	0.68	Oxide
			and	75.3	127.1	51.8	1.25	Mixed
			includes	119.5	124.1	4.6	4.57	Sulphide

*previously reported RC-20 is included for reference.

“From”, “To” and “Length” figures may not reduce to 0 due to rounding.

Los Planes, Southern Deposit Area, highlights

Hole # PLRC	Northing	Easting	Oriented	From metres	To metres	Length metres	Grade g/t Au	Notes
94	2,639,400.34	598,651.10	-60[o] East	19.9	54.0	35.1	0.67	Oxide
			and	61.6	81.4	19.8	1.24	Mixed
			includes	73.7	75.3	1.5	5.37	Sulphide

97	2,639,617.92	598,673.67	-78[o] East	26.7	110.5	83.8	1.25	Mixed
			includes	40.4	41.9	1.5	4.36	Oxide
			Includes	58.7	60.2	1.5	5.26	Mixed

98	2,639,617.85	598,671.71	vertical	36.9	132.9	96.0	1.61	Mixed
			includes	36.9	38.4	1.5	3.58	Oxide
			includes	87.2	111.6	24.4	3.05	Sulphide

“From”, “To” and “Length” figures may not reduce to 0 due to rounding.

Lengths reported are drill intercept lengths.  True widths are unknown at this time.

In addition to the above noted, results have been received for PLRC- 93, 95, 96 and 99 from the southern area.  All of these drill holes contain at least one intersection of 10 to 18 metres averaging between 0.63 and 0.94 g/t gold in oxidized mineralization that will be included in future resource calculations.  More detailed results for these holes will be posted to the Company’s web site, http://www.pedimentexploration.com/s/Home.asp.

Sampling

Each 1.5 metre-long section of material from the reverse circulation drill was collected and split on site, with one-half retained at the project and the balance shipped to the ALS Chemex preparatory facility in Hermosillo, Sonora Mexico. The ALS Chemex lab weighs received material, and a part is ground to a pulp fraction and shipped to the Vancouver, B.C. laboratory facility. Analyses are performed for gold by fire assay with AA finish, with over limit (+10 g/t gold) re-assayed by fire assay with a gravimetric finish.

Mel Herdrick, VP Exploration and a Director of the Company, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this release.

Pediment Exploration is a precious metals exploration and development company working in western Mexico on two key projects, La Colorada in Sonora and The San Antonio Gold Project in Baja California Sur, as well reconnaissance programs.  The Company is well capitalized with more than $20 Million in the bank and no debt.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian securities laws, regarding the results of in-fill testing at Los Planes. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

June 19, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: June 19, 2008            By /s/ Gary Freeman

                                   Gary Freeman, President/CEO/Director